

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Daniel A. Cartwright
Chief Financial Officer, Treasurer
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW, Third Floor
Boca Raton, Florida 33487

      Re: TherapeuticsMD, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed March 5, 2014
      File No. 001-00100

Dear Mr. Cartwright:

We have reviewed your filing and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Business
Our Current Product Lines, page 7

1. Please provide us with draft disclosure for your next annual report and future filings that includes the amount and percentage of total revenue generated by your commercial products that account for at least 10% of consolidated revenue in any of the last three fiscal years. We refer you to Item 101(c)(1)(i) of Regulation S-K.

Competition, page 11

2. Please provide us with draft disclosure for your next annual report and future filings that more specifically describes the current competitive position for each of your three commercial product groups and your three pipeline product candidates. To the extent that

the identities of your competitors are material to this discussion, we encourage you to provide them as well. We refer you to Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 14

3. Please provide us with draft disclosure for your next annual report and future filings that includes the number of material patent(s) relating to the OPERA technology, the jurisdiction(s), the expiration date(s), the type of patent protection you have secured and whether the patents are owned by you or licensed. If they are licensed, please describe the material terms of the license agreement, including the duration and termination provisions.

Legal Proceedings, page 46

4. We note your disclosure in Note 12 concerning the reimbursement of legal fees you incurred by Pernix Therapeutics, LLC. Please describe this litigation to us and provide us with your analysis as to why you apparently believe this matter is not material and did not need to be disclosed in this section. Should you determine that the matter will be discussed in your next annual report and future filings please provide us with draft disclosure as part of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2013, 2012, and 2011:

Revenue, page 51

5. Please provide us proposed revised disclosure of the changes in your product sales period over period that clearly delineates and quantifies the changes related to new product launches and price versus volume changes for existing products. Please see Item 303(a)(3)(iii) of Regulation S-K.

Operating Expenses, page 51

6. Please provide us proposed disclosure to be included in future periodic reports that includes the following information for each of your research and development projects:
    • The costs incurred during each period presented and inception of the project to date;
    • The nature of efforts and steps necessary to complete the project;
    • The risks and uncertainties associated with completing development;
    • The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
    • Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.
    If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by

project. Provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 61

7. Please confirm to us that you and your auditor applied the 1992 Framework issued by COSO and not the Updated Framework for assessments made after May 14, 2013. Represent to us that in future filings you will indicate which COSO framework you applied.

Financial Statements and Financial Statements Schedules
Notes To Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-13

8. Please provide us proposed disclosure to be included in future periodic reports that provides your revenue by each separate product or group of similar products as required by ASC 280-10-50-40. At a minimum, it would appear that the following groupings may be appropriate:
   - prescription dietary supplements;
   - over-the-counter dietary supplements; and
   - over-the-counter cosmetic products.

9. Please tell us how you considered the guidance in ASC 280-10-50-1 in apparently concluding that you operate in only one segment.

Research and Development Expenses, page F-14

10. You disclose that your research and development expenses include regulatory consulting and legal counsel. Please tell us the activities undertaken by your regulatory consultants and legal counsel and why their fees qualify as research and development under ASC 730-10-20. In your response specifically explain to us how their activities are indicative of discovering new knowledge or applying new knowledge to new products and why these activities are not general or administrative in nature. Reference for us the authoritative literature you rely upon to support your classification of these expenditures.

Note 13 – Business Concentrations, page F-33

11. Please provide us proposed revised disclosure to be provided in future periodic reports of the second and third paragraphs of this note that addresses the following:
   - Clarify what revenue concentrations you are addressing. In this regard, the second paragraph appears to address prescription dietary supplements revenues but the last sentence in this paragraph only mentions revenue recognized. It is unclear whether the third paragraph attempts to discuss all revenues.

- In the third paragraph include the concentrations for 2011 as based on the information in the second paragraph it appears you sold product to these customers in 2011. Otherwise, tell us why disclosure for 2011 is not warranted.
- Revise your presentation to disclose separately revenue recognized for each customer over 10% as required by ASC 280-10-50-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeff Riedler, Assistant Director, at (202) 551-3715 with questions on comments one through four. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant